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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 9 March 2004

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press release dated 9 March 2004 "Orange reduces its stake in BITCO (Thailand)".

Orange reduces its stake in BITCO (Thailand)

        Paris, London, March 9, 2004—Following the Orange Board of Directors meeting of March 8th, 2004, Orange announces an agreement with its Thai partner, Charoen Pokphand/Telecom Asia (CP/TA), toward reducing its stake in their common joint venture BITCO, from 49% to 10%.

        The completion of this transaction is subject to the approval of TA Orange lenders under the bridge loan, which they expect to refinance within the first half of this year.

Notes for editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of December 2003, Orange was the largest mobile operator in both the UK with over 13.6 million active customers, and France with over 20 million registered customers. As at the end of December 2003, Orange controlled companies had over 49 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

Press contacts:

France Télécom
Nilou du Castel
Service de Presse France Télécom
+33 (0)1 44 44 93 93

Orange
Orange Corporate Communications
+44 7968 534 796

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 9 March 2004	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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Orange reduces its stake in BITCO (Thailand)
SIGNATURES